UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL FILING
(Amendment No. “1”)

Haynes International, Inc.
(NAME OF ISSUER)
Common Stock, par value $0.01 per share
(TITLE CLASS OF SECURITIES)
420877201
(CUSIP NUMBER)
12/31/06
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

☒ RULE 13D-1(B)
☐ RULE 13D-1(C)
☐ RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 420877201	PAGE 2 of 9

1.	NAME OF REPORTING PERSON/EIN
General Motors Trust Bank, N.A. as trustee for GMAM Investment Funds Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

NOT APPLICABLE	A ☐
B ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, New York

5.	SOLE VOTING POWER
SHARES	0
6.	SHARED VOTING POWER
SHARES	0
7.	SOLE DISPOSITIVE POWER
SHARES	0
8.	SHARED DISPOSITIVE POWER
SHARES	0
9.	TOTAL BENEFICIALLY OWNED
SHARES	0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

NOT APPLICABLE

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12.	TYPE OF REPORTING PERSON*
EP

CUSIP NO. 420877201	13G	PAGE 3 of 9

1.	NAME OF REPORTING PERSON/EIN
General Motors Investment Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

NOT APPLICABLE	A ☐
B ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5.	SOLE VOTING POWER
0
6.	SHARED VOTING POWER
0
7.	SOLE DISPOSITIVE POWER
0
8.	SHARED DISPOSITIVE POWER
0
9.	TOTAL BENEFICIALLY OWNED
0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

NOT APPLICABLE

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12.	TYPE OF REPORTING PERSON*
IA, CO

SCHEDULE 13G	PAGE 4 of 9
ITEM 1.

(A)	NAME OF ISSUER
Haynes International, Inc. (‘HYNI.PK’)

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
1020 West Park Avenue
Kokomo, IN 46904-9013

ITEM 2.

(A)	NAME OF PERSON FILING

(i)	General Motors Trust Bank, N.A. as trustee for GMAM Investment Funds Trust (“Trust”)
(ii)	General Motors Investment Management Corporation (“GMIMCo”)

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE

(i)	Trust
767 Fifth Ave.
New York, NY 10153

(ii)	GMIMCo
767 Fifth Avenue
New York, NY 10153

(C)	CITIZENSHIP

(i)	Trust - New York
(ii)	GMIMCo - Delaware

(D)	TITLE CLASS OF SECURITIES
Common Stock, par value $0.01 per share (Haynes International, Inc. Shares)

(E)	CUSIP NUMBER
420877201

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(select either E or F)
(E) ☒	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of GMIMCo)

(F) ☒	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act OF 1974 or Endowment Fund (in the case of the Trust)
SEE SECTION 240.13d-1(b)(1)(ii)(F)

ITEM 4.	OWNERSHIP
The Trust is a trust formed under and for the benefit of one or more employee benefit plans (“Plans”) of General Motors Corporation (“GM”), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the “Reporting Persons.”

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. One Investment manager acting with respect to the plans is Pyramis Global Advisors, LLC. (“the Manager”) GMIMCo and the Manager have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo’s management of certain assets of the Plans and GMIMCO’s authority to terminate the Manager, the following information is being provided as of December 31, 2006 with respect to such securities of the Issuer under management by the Manager for the benefit of the Plans (1):

(A)	AMOUNT BENEFICIALLY OWNED

(i)	Trust	0
(ii)	GMIMCo	0

(B)	PERCENT OF CLASS

(i)	Trust	0.00%
(ii)	GMIMCo	0.00%

(C)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE
0
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE -
Same as set forth under Item 4 (a) above
(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION -
0
(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF -
Same as set forth under Item 4 (a) above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
☒

(footnotes)
(1) Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

GENERAL MOTORS TRUST BANK, N.A.
As trustee for GMAM Investment Funds Trust

	By:	/S/ Duen-Li Kao
Name: Duen-Li Kao
Title: Senior Managing director, Global Public Markets

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/S/ Duen-Li Kao
Name: Duen-Li Kao
Title: Senior Managing director, Global Public Markets

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Haynes International, Inc. being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2007

GENERAL MOTORS TRUST BANK, N.A.
As trustee for GMAM Investment Funds Trust

	By:	/S/ Duen-Li Kao
Name: Duen-Li Kao
Title: Senior Managing director, Global Public Markets

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

	By:	/S/ Duen-Li Kao
Name: Duen-Li Kao
Title: Senior Managing director, Global Public Markets